SPI Energy Co., Ltd.

Suite 2703, 27/F, China Resources Building

26 Harbour Road, Wan Chai

Hong Kong SAR, China

March 16, 2018

Kevin J. Kuhar
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd. (the “Company”)
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016
Filed February 12, 2018
File No. 001-37678

Dear Mr. Kuhar:

We hereby provide a response to the comments issued in your letter dated March 2, 2018 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 20-F, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letters on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letters.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

Item 3. Key Information

We have incurred net losses..., page 6

1.	Please tell us the name of the related entity and of the former director mentioned in your added disclosure. Also tell us what the related party received in consideration for its guarantee, and where you have provided the information required by Item 7.B of Form 20-F regarding this transaction.

Response: The name of the related entity that provided the guarantee is “Suzhou Industrial Park Chengcheng Enterprise Guarantee Limited Company” and the name of the former director is Minghua Zhao. The entity that received this guarantee, “Alxa League Zhiwei Photovoltaic Power Generation Co., Ltd”, is not a related party. To the company’s knowledge, Alxa is obligated to pay Chengcheng a service fee equal to 1.8% of the leasing amount, but the Company is not aware if such payment was actually made. The guarantee was disclosed on page 94 as related party transaction.

The operations of our e-commerce and investment business platform is unsuccessful, page 7

2.	We note your response to prior comment 1. The first paragraph on page 8 indicates that you may be required to pay up to $90.9 million with regard to your project companies. The second reference to $90.9 million in that paragraph suggests that the figure also includes amounts in default by third party developers. In future filings, state clearly the total amount that you may be required to pay the investors if other parties to the relevant contracts do not perform as required, regardless of whether payments are currently in default; include in the total the amount that relates to your project companies, to third party developers, and to any other relevant contracts.

Response: In future filings, the Company will state the total amount that it may be required to pay the investors if other parties to the relevant contracts do not perform as required, regardless of whether payments are currently in default and include in the total the amount that relates to its project companies, to third party developers, and to any other relevant contracts.

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3.	Please expand your response to prior comment 2 to tell us whether any of the individuals required to be named by Form 20-F Item 6 have been charged.

Response: As of the date of this letter, to the Company’s knowledge, none of such individuals have been charged.

Item 4. Information of the Company

Our Solar Project Portfolio, page 39

4.	Your response to prior comment 6 indicates that you may sell the projects in the “Solar Projects Under Construction” table. However, you added disclosure about the sales in a footnote that appears to apply to each table in this section, not just the “Under Construction” table. In future filings, clarify which projects are to be sold.

Response: In future filings, the Company will clarify which projects are to be sold.

Product Warranties, page 68

5.	We note your response to prior comment 7. However, according to LDK Solar’s Form 6-K filed in April 2016, the company is liquidating. Tell us how LDK Solar’s liquidation affects the ownership of your securities and its obligations to you under warranties.

Response: It is the Company’s understanding that LDK Solar is being divided into two parts pursuant to the liquidation: LDK Overseas and LDK China. LDK Overseas includes LDK Solar USA, LDK Solar Europe Holding and all overseas entities other than the Chinese entities. As disclosed on page 92 of the Form 20-F, LDK Solar USA and LDK Europe Holding (collectively, “LDK Solar”) hold collectively 19.5% (18.2% and 1.3% respectively) of the Company’s securities. However, the Company is not aware of any potential changes or the impact of further litigation on its stock ownership. LDK production facilities in China (collevtively, “LDK Solar China”) supply the modules and components the Company purchases from LDK. As disclosed, the warranty we offer to its customers is identical to the warranty offered to us by LDK Solar China; therefore, we pass on all potential warranty exposure and claims. It is the Company’s understanding that LDK Solar China is undergoing a restructuring but is still in operation, and we believe that we can still pursue LDK China to satisfy its warranty obligations.

Capital Resources and Material Known Facts on Liquidity, page 81

6.	We note your response to prior comment 9. In future filings, clarify your disclosure in the first bullet point to discuss the delay in closing that you mention in your response to prior comment 5, and discuss the status of and any delays in the initiatives that you mention in the second bullet point. Also, tell us how you addressed that part of prior comment 9 seeking disclosure of the amount of funds available after considering the restrictions on the ability to transfer cash from your subsidiaries, such as the restriction mentioned on page 83.

Response: In future filings, the Company will clarify its disclosure to discuss the delay in closing and discuss the status of and any delays in the initiatives mentioned in the second bullet point. The Company has disclosure on page 82 that reads as follows:

Our expected sources of cash inflow in the next 12 months primarily includes sales of self-owned domestic and overseas PV projects to generate operating cash of USD 117 million, collection of EPC receivable balances of USD 122 million upon sales of related PV projects by projects owners and completion of private placements to raise funds of USD 34 million.

The amounts specified in the foregoing sentence would not be subject to the restrictions described on page 83.

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Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 93

7.	Expand your response to prior comment 10 to identify the Master Tenant and Managing Member mentioned on page F-52. Also tell us how those parties are related to you.

Response: The name of the Master Tenant is Greystone Renewable Energy Equity Fund and the Managing Member is Stephen C. Kircher, the Company’s former Chairman and Chief Executive Officer. Neither Greystone nor Mr. Kircher are currently related to the Company.

Please let me know if you have any further questions.

Sincerely,

/s/ Tairan Guo
Tairan Guo

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